UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Nuevo Financial Center, Inc.
                                (Name of Issuer)

                    Common stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   670510-10-6
                                 (CUSIP Number)

                                 Edward Cabrera
                                 10 School Lane
                            Scarsdale, New York 10583

                                 (973) 277-3634
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 27, 2007
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. None

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Edward Cabrera

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
            (b)

      3.    SEC Use Only

      4.    Source of Funds (See Instructions) (See item 3) PF

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      6.    Citizenship or Place of Organization U.S.A.

Number of         7.       Sole Voting Power         2,196,026
Shares
Beneficially      8.       Shared Voting Power       None
Owned by
Each              9.       Sole Dispositive Power    2,196,026
Reporting
Person With       10.      Shared Dispositive Power  None

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            2,196,026

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.   Percent of Class Represented by Amount in Row (11) 8.6%

      14.   Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Nuevo Financial Center, Inc., whose principal executive offices are located at 2112 Bergenline Avenue, Union City, New Jersey, 07087 (the "Issuer").

Item 2. Identity and Background.

(a) The name of the reporting person is Edward Cabrera (the "Reporting Person").

(b) The residential address of the Reporting Person is 10 School Lane, Scarsdale, NY 10583.

(c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Senior Managing Director, Empire Financial Group/Jesup Lamont, 650 Fifth Avenue, NY, NY 10019.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares through an investment of $100,000 initial equity (Series A) on August 12, 1999 and $5,000 (Series H, which came with preferred rights whereby such owners, in the aggregate, were given 35% of the common stock of the Issuer) on May 4, 2004, in exchange for 9,500,000 and 2,265,559 shares of common stock of a predecessor company to the Issuer, Telediscount Communications Inc., respectively. None of the funds used to purchase these securities was borrowed. All 11,765,559 shares of Telediscount Communications were subsequently converted to 2,019,588 shares of common stock of the Issuer upon the merger between the Issuer and Telecommunications Discount. After the merger, the Reporting Person invested $7,000 in a secured promissory note on March 25, 2006 which, together with interest of $58, was subsequently converted to 176,438 shares of common stock of the Issuer.

Item 4. Purpose of Transaction.

The purpose of the transactions was to make a passive investment in the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 2,196,026 shares of common stock, representing 8.6% of the outstanding shares of common stock.

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 2,196,026 shares of common stock beneficially owned by the Reporting Person.

(c) The Reporting Person acquired the shares through an investment of $100,000 initial equity (Series A) on August 12, 1999 and $5,000 (Series H, which came with preferred rights whereby such owners, in the aggregate, were given 35% of the common stock of the Issuer) on May 4, 2004, in exchange for 9,500,000 and 2,265,559 shares of common stock of a predecessor company to the Issuer, Telediscount Communications Inc., respectively. None of the funds used to purchase these securities was borrowed. All 11,765,559 shares of Telediscount Communications were subsequently converted to 2,019,588 shares of common stock of the Issuer upon the merger between the Issuer and Telecommunications Discount. After the merger, the Reporting Person invested $7,000 in a secured promissory note on March 25, 2006 which, together with interest of $58, was subsequently converted to 176,438 shares of common stock of the Issuer.

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(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.


Item 7. Material to Be Filed as Exhibits.

         None

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            May 16, 2007


                                            /s/ Edward Cabrera
                                            ---------------------------
                                            Edward Cabrera